UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Encloser: Legrand announced the acquisition of Shidean in China.

Limoges, January 26, 2006

Legrand continues expansion in China by investing in Shidean, Chinese leader in audio and video door entry systems

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Legrand, the market leader in Europe for audio and video door entry systems, takes controlling stake in Shidean, no. 1 in China

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This acquisition expands Legrand's presence in China, where the group is already no. 1 in wiring devices and is very well positioned in VDI

After acquiring TCL International Electrical, the number-one in wiring devices in China, and TCL Building Technology, which holds strong positions in Voice Data Image (VDI), Legrand today announced its purchase* of a 51% interest in Shidean, the market leader in China for audio and video door entry systems.

Based in Shenzen, Shidean reports annual sales of €15 million and employs over 900 people. Outstanding R&D, manufacturing and marketing have made it the country’s leading contender in residential access control.

Shidean has over 200 employees handling specifiers, sales and after-sales service in all major cities in China. It offers a comprehensive range of audio and video door entry systems which will now benefit from Legrand technology.

Gilles Schnepp, Vice-Chairman and Chief Executive Officer of Legrand, said: “Our acquisition of Shidean confirms Legrand's continued expansion in China, where we can now build on leading positions in two key areas — wiring devices, plus audio and video door entry systems — and a sales force of nearly 900, present nationwide and well integrated into the local economy. Drawing on these strong market positions, we plan to take full advantage of the exceptional potential of the Chinese market.”

*The acquisition is subject to the approval of the Chinese government.

About Legrand

Legrand (www.legrandelectric.com) is the world specialist in products and systems for electrical installations and information networks, offering solutions for use in residential, commercial and industrial buildings. Operating in over 60 countries with sales of €2.9 billion, it employs 26,000 people and its catalogues list more than 130,000 products. At Legrand, innovation drives growth: with nearly 5% of sales invested in R&D every year, the group brings out a steady stream of new, high added-value products.

Financial Communication: Legrand François Poisson Tel: +33 (0)1 49 72 53 53 Fax: +33 (0)1 43 60 54 92 E-mail : francois.poisson@legrand.fr	Press Contact: Publicis Consultants Axel Bavière Tel: +33 (0)1 44 43 73 11 Fax: +33 (0)1 44 43 75 65 E-mail : axel.baviere@consultants.publicis.fr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: January 26, 2006	By:	//s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer